

December 15, 2016

Joseph P. Abbott, Jr.
Chief Financial Officer
Houghton Mifflin Harcourt Company
222 Berkeley Street
Boston, MA 02116

   Re: Houghton Mifflin Harcourt Company
      Form 10-K for Fiscal Year Ended December 31, 2015
      Filed February 25, 2016
      File No. 001-36166

Dear Mr. Abbott, Jr.:

  We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response to this comment, we may have additional comments.

Note 3 – Acquisitions, page 77

1. We note from your disclosure here that you acquired EdTech from Scholastic for $575 million on May 29, 2016. Please provide us with your calculation and results of significance of this acquisition under Rule 3-05 of Regulation S-X.

  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Amy Geddes at 202-551-3304 or Jean Yu at 202-551-3305 with any questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief
Office of Transportation and Leisure